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Exhibit 8.1

October 25, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201-3046

TSB Financial Corporation
1057 Providence Road
Charlotte, North Carolina 28207

  RE:
  Agreement and Plan of Merger dated as of August 29, 2007 by and between TSB Financial Corporation and SCBT Financial Corporation, as amended by Amendment to Agreement and Plan of Merger dated as of September 28, 2007 by and between TSB Financial Corporation and SCBT Financial Corporation

Ladies and Gentlemen:

        You have requested that we provide you with our opinion regarding certain material federal income tax consequences of the proposed merger of TSB Financial Corporation ("Seller"), a North Carolina corporation, with and into SCBT Financial Corporation ("Buyer"), a South Carolina corporation (the "Merger"), pursuant to the Agreement and Plan of Merger by and between TSB Financial Corporation and SCBT Financial Corporation, dated as of August 29, 2007, as amended by an Amendment to Agreement and Plan of Merger by and between TSB Financial Corporation and SCBT Financial Corporation dated as of September 28, 2007 (as amended, the "Agreement"). Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.

        The proposed transaction and the parties are described in the Agreement. The Agreement provides that McNair Law Firm, P.A. shall provide a federal tax opinion to the effect that, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) Buyer and Seller will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) except to the extent of Cash Consideration or any cash received in lieu of a fractional share interest in Buyer Common Stock, the shareholders of Seller will not recognize any gain or loss by exchanging their shares of Seller Common Stock for shares of Buyer Common Stock pursuant to the Merger. In rendering the opinion we have examined originals or copies, certified or otherwise, of (i) the Agreement, (ii) the Registration Statement on Form S-4 (Registration No. 333-146481), including proxy statements/prospectuses and all appendices included therein, filed with the Securities and Exchange Commission with respect to the shares to be issued in the Merger (as amended, the "Registration Statement"), and (iii) such other documents as we have deemed necessary or appropriate for purposes of this opinion. In addition, in connection with the Merger we have relied upon certain representations made by Seller and Buyer ("Representations"). In such examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of the latter documents, the genuineness of all signatures and the correctness of all representations made therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the foregoing documents, and that all of the foregoing documents are in full force and effect.

Scope of Opinion

        Our opinion addresses only shareholders who are citizens or residents of the United States who hold their Seller Common Stock as a capital asset. Our opinion does not address all tax consequences that may be relevant to particular Seller shareholders in light of their individual circumstances or to shareholders that are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in stocks or securities or foreign currencies, foreign holders, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax. In addition, our opinion does not address the tax consequences of the Merger to holders of Seller stock options.

        The opinions expressed herein are rendered only with respect to the specific matters described, and we express no opinion with respect to any other legal, federal, state or local tax aspects of the transaction. If any of the facts, circumstances or representations are not entirely complete or accurate, we should be informed immediately, as such an inaccuracy could have a material effect upon our conclusions. In rendering our opinion, we are relying upon the relevant provisions of the Code, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes could also have an adverse effect on our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters are challenged.

Statement of Facts

        For what have been stated to be valid business reasons, Seller and Buyer desire to effect a merger. The facts and circumstances giving rise to the Merger are set forth in the Agreement and Registration Statement. The Agreement provides for a statutory merger under South Carolina and North Carolina corporate law of Seller with and into Buyer. Upon completion of the Merger, the separate existence of Seller shall cease, with Buyer surviving as the continuing corporation and continuing the historic business of Seller. Seller shareholders who do not exercise their dissenter's rights under North Carolina law and who receive Buyer Common Stock in the Merger will become Buyer shareholders, with their shareholder rights governed by South Carolina law and Buyer's certificate of incorporation and by-laws.

        In order to effect the Merger, each share of Seller Common Stock which is issued and outstanding immediately prior to the Effective Time (other than shares of Seller Common Stock held by either Party or any Subsidiary of either Party (in each case other than shares of Seller Common Stock held on behalf of third parties or held by any Buyer Entity or Seller Entity as a result of debts previously contracted) or shares of Seller Common Stock that are owned by shareholders properly exercising their dissenters' rights pursuant to Article 13 of the NCBCA) shall at the Effective Time be converted into the right to receive per share consideration, which consists of either $35.00 in cash (the "Cash Consideration") or the right to receive 0.993 fully paid and nonassessable share of Buyer Common Stock (the "Stock Consideration") (collectively, the "Per-Share Consideration"). Upon such conversion, all such shares of Seller Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate shall thereafter represent the right to receive the Per-Share Consideration and cash for fractional shares upon the surrender of the Certificate(s) in accordance with the terms of the Agreement. Dissenting shareholders will receive cash equal to the fair market value of their Dissenting Shares. Notwithstanding the fact that each shareholder of Seller will be entitled to elect the Stock Consideration or the Cash Consideration for each of his or her shares of Seller Common Stock, there is an overall limitation which provides that the aggregate Stock Consideration shall equal 939,372 shares of Buyer Common Stock.

Opinion

        Based on our understanding of the Agreement, the Registration Statement, the foregoing facts, the Representations, and applicable laws and regulations, and subject to the scope and limitations set forth in this letter, the federal income tax consequences of the proposed transaction in our view are as follows:

  (1)
  Provided that the aggregate fair market value of the shares of Buyer Common Stock to be issued in the Merger exceeds the aggregate amount of the Cash Consideration to be paid in the Merger, the Merger will be a reorganization within the meaning of Section 368(a) of the Code.

  (2)
  Seller and Buyer will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code. Code § 361.

  (3)
  No gain or loss will be recognized by the Seller shareholders who exchange all of their Seller Common Stock solely for Buyer Common Stock, except, as discussed below, with respect to cash received in lieu of fractional shares of Buyer Common Stock. Code §§ 354(a)(1) and 356(a).

  (4)
  A Seller shareholder who receives cash in the Merger in lieu of a fractional share of Buyer Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by Buyer in return for the cash, with the redemption generally qualifying as an "exchange" under Section 302 of the Code. Rev. Rul. 66-365. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of Buyer Common Stock allocable to the fractional share. Code § 1001. In this instance, any capital gain recognized by a Seller shareholder will be long-term capital gain if, at the time of the exchange, the shareholder has held the Seller Common Stock for more than 12 months. Code § 1222. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the shareholder is a noncorporate shareholder. Code § 1(h). The deductibility of capital losses may be limited for both corporate and noncorporate shareholders. Code § 1211.

  (5)
  A Seller shareholder who exchanges his or her Seller Common Stock solely for cash will be treated as if shares of Buyer Common Stock having a fair market value equal to the cash actually received by the Seller shareholder had been distributed by Buyer as part of the Merger to the shareholder with such shares of Buyer Common Stock then being redeemed by Buyer in return for the cash actually received by the shareholder as a hypothetical redemption. If such hypothetical redemption constitutes an "exchange" under Section 302 of the Code, taking into account the holder's actual and constructive ownership of Buyer Common Stock under Section 318 of the Code, the Seller shareholder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Seller Common Stock exchanged. If such hypothetical redemption does not qualify as an "exchange" under Section 302 of the Code, generally, the cash received by such shareholder will be treated as ordinary dividend income to the extent of the holder's appropriate share of earnings and profits. Code § 301(c)(1). To the extent the cash distribution exceeds the shareholder's appropriate share of earnings and profits, the excess will reduce the shareholder's adjusted basis in the stock. Code §301(c)(2). Any further excess will be treated as capital gain from the sale or exchange of stock. Code § 301(c)(3). Any capital gain recognized by Seller shareholders will be long-term capital gain if, at the time of the hypothetical redemption, the shareholder has held the Seller Common Stock for more than 12 months. Code § 1222. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the shareholder is a noncorporate shareholder. Code § 1(h). The deductibility of capital losses may be limited for both corporate and noncorporate shareholders. Code § 1211.

  (6)
  A Seller shareholder who exchanges his or her Seller Common Stock for a combination of cash and Buyer Common Stock will recognize income or gain in an amount equal to the lesser of the amount of cash received or the gain realized on the exchange. Code § 356(a). The gain realized on the exchange will equal the fair market value of Buyer Common Stock received plus the amount of cash received, less the holder's adjusted tax basis in the shares of Seller Common Stock exchanged by the holder. Code § 1001. The character of such income or gain is determined by treating the cash received in the exchange as cash received in a hypothetical redemption of Buyer Common Stock where such shares of Buyer Common Stock having a fair market value equal to the cash paid to the shareholder are treated as having been distributed by Buyer to the shareholder as a part of the Merger with such shares of Buyer Common Stock then being redeemed by Buyer in return for cash. If such hypothetical redemption constitutes an "exchange" under Section 302 of the Code, taking into account the holder's actual and constructive ownership of Buyer Common Stock under Section 318 of the Code, the Seller shareholder will recognize a capital gain. If the hypothetical redemption does not qualify as an "exchange" under Section 302 of the Code, the holder will recognize ordinary dividend income, generally to the extent of the holder's appropriate share of earnings and profits. Code § 301(c). The remainder of the gain, if any, will be a capital gain. Code § 301(c)(2), (3). In view of the Supreme Court's decision in Clark v. Commissioner, it is not entirely clear as to whose earnings and profits, Buyer or Seller, are to be included in measuring the amount of cash that may be characterized as ordinary dividend income. Holders of Seller Common Stock are encouraged to consult their tax advisors to determine particular tax consequences to them. Any capital gain recognized by Seller shareholders will be long-term capital gain if, at the time of the hypothetical redemption, the shareholder has held Seller Common Stock for more than 12 months. Code § 1222. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the shareholder is a noncorporate shareholder. Code § 1(h). No loss may be recognized by a Seller shareholder from the combined distribution of cash and Buyer Common Stock. Code § 356(c).

  (7)
  The basis of the Buyer Common Stock received by Seller shareholders in the Merger will be the same as the basis of the Seller Common Stock surrendered in exchange therefore, decreased by the amount of any cash received and by the amount of any tax basis allocable to any fractional shares for which cash is received, and increased by the amount of any gain or income recognized in the exchange. Code § 358(a).

  (8)
  The holding period of the Buyer Common Stock received by Seller shareholders will include the holding period of the Seller Common Stock surrendered therefor, provided that the Seller Common Stock was held as a capital asset in the hands of the Seller shareholders on the date of the exchange. Code § 1223(1).

  (9)
  For corporate shareholders of Seller Common Stock, the amount of any dividend, to the extent the consideration is treated as ordinary dividend income, generally should be eligible for the dividends received deduction under Section 243 of the Code, subject to the limitations of Sections 246 and 246A of the Code and the applicability of the extraordinary dividend rules of Section 1059 of the Code.

        In rendering the foregoing opinions, we have assumed, with your permission, that (i) the Merger will be effected in accordance with the Agreement, (ii) the statements concerning the Merger set forth in the Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iii) the Representations are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, and (iv) any representations made in the Merger Agreement or the Representations "to the knowledge of", or based on the belief of Buyer or Seller or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement. If any fact, assumption, or representation contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

        This opinion is given solely for the benefit of Buyer, Seller and the Seller shareholders, and may not be relied upon by any other party or entity or referred to in any document without our express written consent.

        We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references to our Firm under the headings "Material Federal Income Tax Consequences" and "Legal Matters" in the Prospectus that forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,
McNAIR LAW FIRM, P.A.
By:	/s/ JOSEPH D. WALKER A member of the Firm

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  Exhibit 8.1